KapitalWise, Inc.



ANNUAL REPORT

43 West 23rd Street

New York, NY 10010

0

https://www.kapitalwise.com/

This Annual Report is dated April 15, 2021.

BUSINESS

KapitalWise's artificial intelligence (AI) platform was created to help banks hyper-personalized customer engagement. The platform seeks to detect and predict customer credit, financial, and life events. It then notifies bank relationship managers and provides recommendations to help customers achieve their financial goals. KapitalWise has designed its platform to help relationship managers create more personalized relationships with clients that they can then use to upsell and cross-sell appropriate products and services. Banks can also make use of the KapitalWise API platform to improve consumer engagement through automated marketing or extending the insights through digital channels such as the bank's mobile app or online banking portals. By making customer interactions more efficient, KapitalWise believes it can help banking clients improve customer retention and reduce employee headcount.

Previous Offerings

Between 2020 and 2019, we sold 96,896 in exchange for $1.47 per share under Regulation Crowdfunding.

Name: Common Stock
Type of security sold: Equity
Final amount sold: $19,000.00
Number of Securities Sold: 312,086
Use of proceeds: Product development and general working capital.
Date: September 12, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $20,000.00
Number of Securities Sold: 638,298
Use of proceeds: Product development and general working capital.
Date: April 24, 2017
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Product development and general working capital.
Date: April 25, 2017
Offering exemption relied upon: Section 4(a)(2)
Type of security sold: SAFE
Final amount sold: $75,000.00
Use of proceeds: Product development and general working capital.
Date: December 01, 2018
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $37,850.00
Use of proceeds: Working capital.
Date: September 01, 2018
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Product development and general working capital.
Date: July 01, 2017
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $60,000.00
Use of proceeds: Product development and general working capital.
Date: April 01, 2017
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Debt
Final amount sold: $101,210.00
Use of proceeds: Product development, Business Development, Marketing

Date: May 18, 2020
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Revenue

KapitalWise generated $3,000 in revenue in 2019. One-time payments are made for a set period of use. In 2019, KapitalWise generated $79,000 in revenue for the year. Revenue in 2019 was generated in three separate months due to pilot customers testing out KapitalWise's services. One-time payments are made for a set period of use.
71,080

Expenses

In 2019, KapitalWise incurred $195,970 in operating expenses for the year, which is 27% lower year-over-year. In 2019, KapitalWise incurred $267,050 in total operating expenses for the year, up by 102.04% from $132,179 in 2018. Expenses peaked from June 2019 to September 2020 due to higher than normal marketing and broker-dealer commission as part of the ongoing crowdfunding expenses. The management compensation increased from 24,697 in 2019 to 76,804 in 2020 as a result of adding additional resources in sales and business development. Meantime, the developer compensation of $45,395 is 75% less than than the developer compensation that the company paid in 2019. In 2019, KapitalWise paid $183,292 in developer compensation, up from $82,131 in 2018, a 123.17% year-over-year increase. The lower developer compensation was due to more matured products and features.

Operating expenses in 2020 were largely composed of compensation-related expenses as the company focused on building out its platform. Other expenses such as marketing and advertising expenses were considerably higher than the previous year due to the ongoing crowdfunding campaign.
. Expenses in 2020 can be broken out as:
• Developer Compensation: 21.78%
• Management Compensation: 36.85%
• Professional Fees: 18.56%
• Marketing: 8.87%
• Other Expenses: 7.95%

Operating expenses in 2019 were largely composed of compensation-related expenses as the

company focused on building out its platform. Other expenses such as marketing and advertising and platform hosting remained relatively flat or declined year-over-year. Expenses in 2019 can be broken out as:
• Developer Compensation: 68.64%
• Management Compensation: 9.25%
• Professional Fees: 7.24%
• Rent: 5.27%
• Other Expenses (e.g. marketing and platform hosting): 9.60%

Historical results and cash flows:

Net Income

In 2020, KapitalWise incurred a net loss of $205,418, up from a net loss of $197,122 in 2019. In general, the company has incurred a larger net loss in 2020 when compared to 2019 due to increased spending on items such as marketing and professional service fees. In 2018, the company had a net loss of $110,187 for the year.

Cash Flow

In 2020, the company averaged a monthly burn rate of $17,368. Currently, the company has approximately sixteen months of runway left.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $127,818.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: F/I Venture (Managed by Breega Capital)
Amount Owed: $27,000.00
Interest Rate: 5.0%
Maturity Date: November 25, 2023
KapitalWise, Inc. (the "Corporation") hereby acknowledges itself indebted and promises to pay F/I VENTURE (managed by Breega Capital) (the "Holder") the principal sum of US$27,000 (the "Principal Sum"), the whole pursuant to the terms and conditions set forth herein. The Principal Sum outstanding hereunder from time to time shall bear interest at an annual rate equal to 5%, compounded annually commencing on the date hereof. Such interest shall be payable by the Corporation to the Holder on an annual basis. The total Principal Sum hereof, together with all interest accrued thereon which has not previously been paid to the Holder (collectively the "Indebtedness") shall, if not earlier converted pursuant to the terms of this Convertible Promissory Note (this "Note"), be payable in full on November 25, 2023 (the "Maturity Date"). Upon repayment of the Indebtedness, or the conversion of this Note, the Holder will surrender its originally executed Note to the Corporation for cancellation. This Note shall become effective upon the Corporation's receipt of the Principal Sum.

Creditor: Baljit Sigh

Amount Owed: $20,000.00
Interest Rate: 5.0%
Maturity Date: November 08, 2023
KapitalWise, Inc. (the "Corporation") hereby acknowledges itself indebted and promises to pay Baljit Sigh (the "Holder") the principal sum of US$20,000 (the "Principal Sum"), the whole pursuant to the terms and conditions set forth herein. The Principal Sum outstanding hereunder from time to time shall bear interest at an annual rate equal to 5%, compounded annually commencing on the date hereof. Such interest shall be payable by the Corporation to the Holder on an annual basis. The total Principal Sum hereof, together with all interest accrued thereon which has not previously been paid to the Holder (collectively the "Indebtedness") shall, if not earlier converted pursuant to the terms of this Convertible Promissory Note (this "Note"), be payable in full on November 08, 2023 (the "Maturity Date"). Upon repayment of the Indebtedness, or the conversion of this Note, the Holder will surrender its originally executed Note to the Corporation for cancellation. This Note shall become effective upon the Corporation's receipt of the Principal Sum.

Creditor: Vasu Mp
Amount Owed: $60,000.00
Interest Rate: 5.0%
On April 14, 2017 the company entered into Convertible Promissory Note Agreement with Vasu MP in the amount of $ 60,000, which bear interest rate of 5% per annum. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) one hundred and eighty (180) days after written demand for such payment has been made by a Majority in Interest of Investors or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof. The outstanding balance of this loan as of December 31, 2019 was $ 60,000 and accrued interest was $ 13,200.

Creditor: Rajithamol P Lakshmanan
Amount Owed: $25,000.00
Interest Rate: 8.0%
On July 20, 2017 the company entered into Convertible Promissory Note Agreement with Rajithamol P Lakshmanan, a company's board member in the amount of $ 25,000, which bear interest rate of 8% per annum. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) one hundred and eighty (180) days after written demand for such payment has been made by a Majority in Interest of Investors or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof. The outstanding balance of this loan as of December 31, 2019 was $ 25,000, and accrued interest was $ 5,000.

Creditor: Holt Accelerator, LP
Amount Owed: $37,850.00

Interest Rate: 6.0%
On September 30, 2018 the company entered into Convertible Promissory Note Agreement with Holt Accelerator, LP in the amount of $ 37,850, which bear interest rate of 6% per annum. The total Principal Sum hereof, together with all interest accrued thereon which has not previously been paid to the Holder (collectively the "Indebtedness") shall, if not earlier converted pursuant to the terms of this Convertible Promissory Note (this "Note"), be payable in full on September 30th, 2020 (the "Maturity Date"). The outstanding balance of this loan as of December 31, 2019 was $ 37,850, and accrued interest was $ 3,030.

Creditor: Independent Community Bankers of America
Amount Owed: $75,000.00
Interest Rate: 0.0%
On December 27, 2018 the company entered into SAFE agreement with Independent Community Bankers of America, a Minnesota corporation ("ICBA") in the amount of $ 75,000 and bears no interest. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to ICBA a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. Additionally, this instrument will expire and terminate by paying cash equal to Purchase amount. The outstanding balance of this loan as of December 31, 2019 was $ 75,000.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sajil Koroth

Sajil Koroth's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Executive Officer, Chief Technology Officer
Dates of Service: April 01, 2017 - Present
Responsibilities: Responsible for day-to-day operations, leading product and technology development, growth strategy, and product development. Sajil takes a salary compensation of $40,000.00/Year and equity compensation of total of 6,600,000 common stock.

Name: Paul Stamoulis

Paul Stamoulis's current primary role is with Clarim Holding. Paul Stamoulis currently services 5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: President & Chairman of the Board of Directors
Dates of Service: August 01, 2017 - Present
Responsibilities: Provides guidance on corporate functions and business strategy. Paul doesn't take any salary for this role. His equity compensation of 233,256 common stocks and 100,00 options.

Other business experience in the past three years:

Employer: Clarim Holding
Title: Managing Director
Dates of Service: July 01, 2017 - Present
Responsibilities: Manages a private holding company that brings together an ecosystem of companies across various targeted sets of verticals including media, communications, and talent.

Name: Rajithamol P Lakshmanan
Rajithamol P Lakshmanan's current primary role is with Mediaocean LLC . Rajithamol P Lakshmanan currently services 5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:

Position: Member of the Board of Directors
Dates of Service: May 01, 2017 - Present
Responsibilities: Provide strategic advice and guidance on company growth and operations. Rajitha doesn't take any compensation for this role.

Other business experience in the past three years:
Employer: Mediaocean LLC
Title: Director of Development
Dates of Service: March 01, 2019 - Present
Responsibilities: Develop business efforts for global platforms.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Sajil Koroth
Amount and nature of Beneficial ownership: 6,600,000
Percent of class: 62.58

RELATED PARTY TRANSACTIONS

Name of Entity: Rajithamol Lakshmanan

Relationship to Company: Director

Nature / amount of interest in the transaction: Investment in the Company, $25,000.00. Benefits or compensation received by Company- General working capital

Material Terms: On July 20, 2017 the company entered into Convertible Promissory Note Agreement with Rajithamol P Lakshmanan a company's board member the amount of $ 25,000, which bear interest rate of 8% per annum. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) one hundred and eighty (180) days after written demand for such payment has been made by a Majority in Interest of Investors or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof. The outstanding balance of this loan as of December 31, 2019 was $ 25,000, and accrued interest was $ 5,000.

OUR SECURITIES

Our authorized capital stock consists of 10,638,298 shares of common stock, par value $1.47 per share. As of December 31, 2020, 442,069 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

[Add any preferred stock authorized and/or issued] NA

[Insert dividends, redemption and other provisions included in Reg CF if applicable] NA

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

KapitalWise, Inc.

By   /s/ *Sajil Koroth*

      Name: Sajil Koroth

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Kapitalwise 2019 Financial Statements

KapitalWise, Inc.
Balance Sheet
Year Ending December 31, 2019

	31/12/2019
Cash	9,893
Accounts Receivable	57,000
Total Assets	**66,893**
Accounts Payable	5,400
Convertible debt Instruments	197,850
Interest Accrued on Convertible debt	21,230
Total Liabilities	224,480
Paid in Capital	217,875
Retained Earnings	(375,462)
Total Liabilities + Equity	**66,893**

KapitalWise, Inc.
Statement of Profit & Loss
Year Ending December 31, 2019

	2019 Total
Contract Revenue	79,000
Other Income	-
Total Income	79,000
Management Comp	24,697
Interest Expenses/Accrued	9,072
Developer Comp	183,293
Professional Fees	19,346
Travel & Meals	11,481
Rent	14,079
Marketing & Events	10,053
Hosting & Software	3,907
Miscellaneous	195
Total Expenses	**276,123**
Net Income	**(197,123)**

KapitalWise, Inc.
Statement of Cash Flows
Year Ending December 31, 2019

	2019 Total
OPERATING ACTIVITIES	
Net Income	(197,123)
Adjustments to reconcile Net Income to	
Net Cash provided by operations:	
Interest Expenses/Accrued	9,072
Accounts Receivable	(57,000)
Prepaid Expenditure	114,000
Accounts Payable	5,400
Total Adjustments to reconcile Net	
Income to Net Cash provided by operations:	**71,472**
Net cash provided by operating activities	**(125,651)**
FINANCING ACTIVITIES	
Issue of Convertible Debt Instruments	75,000
Net cash provided by financing activities	**75,000**
NET CASH INCREASE FOR PERIOD	(50,651)
CASH AS AT JANUARY 1, 2018	60,544
CASH AT END OF PERIOD	9,893

KapitalWise, Inc.

Changes in Member's Equity

Year Ending December 31, 2019

	Common stock		Additional Paid in Capital (in $)	Retained Earnings (In $)	Total Stockholders Equity (In $)
	Number	$ Amount			
Beginning Balance at 01/01/2019	950,384	10	190,990	(178,339)	12,661
Issuance of Stock*	357,381	4	26,871	-	26,875
Net Income	-	-	-	(197,123)	(197,123)
Balance as of December 31st 2019	**1,307,765**	**14**	**217,861**	**(375,462)**	**(157,587)**

Common Stock of 0.00001$ each

* Note :

Convertible Debt Instrument issued to Breega Capital has been convered to equity in January 2019. 3,57,381 stock was issued in lieu of $ 26,875 (Principal of $ 25,000 and Accrued interest of $ 1,875)

KapitalWise, Inc.
Statement of Profit & Loss
Year Ending December 31, 2019

	Jan-19	Feb-19	Mar-19	Apr-19	May-19	Jun-19	Jul-19	Aug-19	Sep-19	Oct-19	Nov-19	Dec-19	2019 Total
Contract Revenue	-	22,000	-	-	-	32,000	-	-	-	25,000	-	-	79,000
Other Income	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Income	-	22,000	-	-	-	32,000	-	-	-	25,000	-	-	79,000
Management Comp	13,197	3,500	-	6,500	1,500	-	-	-	-	-	-	-	24,697
Interest Expenses/Accrued	756	756	756	756	756	756	756	756	756	756	756	756	9,072
Developer Comp	18,140	11,395	15,757	16,785	22,630	9,500	21,884	19,305	12,493	11,679	10,301	13,424	183,293
Professional Fees	6,650	5,400	-	-	-	-	7,296	-	-	-	-	-	19,346
Travel & Meals	2,553	229	922	474	445	1,156	646	-	1,110	800	1,236	1,910	11,481
Rent	550	550	1,100	-	249	1,549	3,581	1,300	1,300	1,300	-	2,600	14,079
Marketing & Events	-	4,333	4,400	187	238	103	65	356	216	90	65	-	10,053
Hosting & Software	260	190	321	213	285	169	756	166	328	391	341	487	3,907
Miscellaneous	38	2	146	9	-	-	-	-	-	-	-	-	195
Total Expenses	42,144	26,355	23,402	24,924	26,103	13,233	34,984	21,883	16,203	15,016	12,699	19,177	276,123
Net Income	(42,144)	(26,355)	(1,402)	(24,924)	(26,103)	18,767	(34,984)	(21,883)	(16,203)	9,984	(12,699)	(19,177)	(197,123)

Kapitalwise 2020 Financial Statements

KapitalWise, Inc.
Balance Sheet
Year Ending December 31, 2020

	Dec 31, 2020
Cash	127,818
Stock Money Receivable - Deposit Hold	6,760
Accounts Receivable	10,560
Total Assets	**145,138**
Accounts Payable	2,400
Convertible debt Instruments	346,060
Interest Accrued on Convertible debt	33,678
Total Liabilities	382,138
Common Stock	88
Additional Paid In Capital (APIC)	343,792
Retained Earnings	(580,880)
Total Liabilities + Equity	**145,138**

KapitalWise, Inc.
Statement of Profit & Loss
Year Ending December 31, 2020

	2020 Total
Contract Revenue	-
Other Income	3,000
Total Income	3,000
Management Comp	76,804
Interest Expenses/Accrued	12,448
Bank Fees	271
Developer Comp	45,395
Professional Fees	38,695
Travel & Meals	930
Rent	2,600
Rates & Taxes	2,256
Marketing & Events	18,491
Hosting & Software	8,799
Miscellaneous	1,729
Total Expenses	**208,418**
Less: Tax	**-**
Net Income after Tax	**(205,418)**

KapitalWise, Inc.
Statement of Cash Flows
Year Ending December 31, 2020

	2020 Total
OPERATING ACTIVITIES	
Net Income	(205,418)
Adjustments to reconcile Net Income to	
Net Cash provided by operations:	
Interest Expenses/Accrued	12,448
Accounts Receivable	46,440
Accounts Payable	(3,000)
Total Adjustments to reconcile Net	
Income to Net Cash provided by operations:	**55,888**
Net cash provided by operating activities	**(149,530)**
FINANCING ACTIVITIES	
Issue of Convertible Debt Instruments	148,210
Other Additional Capital	119,245
Net cash provided by financing activities	**267,455**
NET CASH INCREASE FOR PERIOD	117,925
CASH AS AT JANUARY 1, 2020	9,893
CASH AT END OF PERIOD	127,818

KapitalWise, Inc.
Changes in Member's Equity
Year Ending December 31, 2020

	Common stock		Additional Paid in Capital (in $)	Retained Earnings (In $)	Total Stockholders Equity (In $)
	Number	$ Amount			
Beginning Balance at 01/01/2020	8,696,230	87	217,788	(375,462)	(157,587)
Issuance of Stock	96,896	1	126,004	-	126,005
Net Income	-	-	-	(205,418)	(205,418)
Balance as of December 31st 2020	**8,793,126**	**88**	**343,792**	**(580,880)**	**(237,000)**

Common Stock of 0.00001$ each

KapitalWise, Inc.
Statement of Profit & Loss
Year Ending December 31, 2020

	Jan-20	Feb-20	Mar-20	Apr-20	May-20	Jun-20	Jul-20	Aug-20	Sep-20	Oct-20	Nov-20	Dec-20	2020 Total
Contract Revenue	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Income	-	-	-	-	3,000	-	-	-	-	-	-	-	3,000
Total Income	-	-	-	-	3,000	-	-	-	-	-	-	-	3,000
Management Comp	-	4,000	6,450	5,060	3,369	8,625	8,500	9,000	17,250	2,250	6,000	6,300	76,804
Interest Paid	1,014	1,014	1,014	1,014	1,014	1,014	1,014	1,014	1,014	1,014	1,097	1,210	12,448
Bank Fees	19	-	4	-	15	11	29	42	55	28	68	-	271
Developer Comp	5,873	4,451	3,221	3,095	-	6,513	2,968	3,242	3,761	4,738	3,761	3,772	45,395
Professional Fees	-	-	1,130	206	1,082	6,473	2,131	540	19,845	3,868	129	3,291	38,695
Travel & Meals	310	310	310	-	-	-	-	-	-	-	-	-	930
Rent	-	1,300	1,300	-	-	-	-	-	-	-	-	-	2,600
Rates & Taxes	-	-	-	-	-	-	2,256	-	-	-	-	-	2,256
Marketing & Events	-	-	200	634	1,367	150	-	5,148	3,669	2,182	2,207	2,934	18,491
Hosting & Software	2,102	452	519	449	448	628	531	355	1,086	1,132	581	516	8,799
Miscellaneous	204	400	300	17	-	-	100	151	-	200	-	357	1,729
Total Expenses	9,522	11,927	14,448	10,475	7,280	23,418	17,511	19,479	46,667	15,439	13,803	18,448	208,418
Net Income	(9,522)	(11,927)	(14,448)	(10,475)	(4,280)	(23,418)	(17,511)	(19,479)	(46,667)	(15,439)	(13,803)	(18,448)	(205,418)
Less:													
Tax	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Income after Tax													(205,418)

CERTIFICATION

I, Sajil Koroth, Principal Executive Officer of KapitalWise, Inc., hereby certify that the financial statements of KapitalWise, Inc. included in this Report are true and complete in all material respects.

Sajil Koroth

Principal Executive Officer